Exhibit 99.1

Talend Names Steve Singh to its Board

Founder and CEO of Concur Brings Extensive Enterprise Software Leadership Experience to Talend’s Board

REDWOOD CITY, Calif. –  October 4, 2016 – Talend (NASDAQ: TLND), a global leader in cloud and big data software,  today announced the appointment of Concur founder and CEO,  Steve Singh, to its board of directors. Singh brings significant experience successfully disrupting markets, scaling organizations, and building brands, and as a board member will assist Talend’s leadership team with its strategy and execution in the rapidly growing market for cloud and big data integration. Under Singh’s leadership, Concur grew to over $700 million in revenue before being sold to SAP in 2014 in an agreement worth approximately $8.3 billion.

“We’re honored to have such a highly skilled leader and visionary become a member of our board,” said Mike Tuchen, CEO, Talend. “Steve’s experience with building Concur into an industry leader that significantly changed the market for business travel and expense management gives him a perspective well suited to advising Talend as we continue to disrupt the status quo around data integration.”

Since the acquisition of Concur by SAP, Steve Singh has become a member of the Executive Board of SAP SE and President, Business Networks and Applications, with end-to-end global responsibility for new growth areas of the company. His responsibilities include driving SAP’s market-leading businesses of Concur, SAP Ariba, SAP Fieldglass, SAP Health and its SMB ERP business.

“The technology industry is seeing significant demand for solutions that can help companies of all types leverage their data effectively for a competitive edge,” said Singh. “With its experienced team and leading data and cloud integration products, Talend has a clear opportunity to become the next-generation leader in a dynamic, high-growth market.  I’m excited to join the team and help Talend work to achieve that.”

Talend completed its initial public offering in July 2016, raising net proceeds of approximately $91.6 million. The company’s solutions help customers in any industry to improve business performance by using their data to create new insight and to automate business processes. Talend’s Big Data and Integration Cloud solutions delivered a combined subscription revenue growth of over 100% year-over-year in the second quarter of 2016.

In addition to his SAP commitments, Singh currently serves as chairman of the board of Center ID and on the board of Docker and Modumetal. He is also a member of the boards of Washington State trustees at The Nature Conservancy and the Singh Family Foundation.

About Talend

Talend (NASDAQ: TLND) is a next generation leader in cloud and big data integration software that helps companies become data driven by making data more accessible, improving its quality and quickly moving data where it’s needed for real-time decision making. By simplifying big data through these steps, Talend enables companies to act with insight based on accurate, real-time information about their business, customers, and industry. Talend’s innovative open-source solutions quickly and efficiently collect, prepare and combine data from a wide variety of sources allowing companies to optimize it for virtually any aspect of their business. Talend is headquartered in Redwood City, CA. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

Contact:

Cynthia Hiponia or Erin Rheaume
The Blueshirt Group for Talend
ir@talend.com
650-268-5018

Chris Taylor, VP, Corp. Communications, Talend
ctaylor@talend.com
650-268-5024